OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ToGoBOX Inc.

10 Dorrance St
Suite 700
Providence, RI 02903

www.letstogobox.com

ToGoBOX

50000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 535,000* shares of Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of Common Stock ($10,000)

Company	ToGoBOX Inc.
Corporate Address	10 Dorrance St, Suite 700, Providence RI 02903
Description of Business	Online Lunch Marketplace for Corporate Employees
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$500 Minimum Investment

The 10% Bonus for StartEngine Shareholders

ToGoBOX Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Common Stock at $0.20 / share, you will receive 50 Common Stock bonus shares, meaning you'll own 550 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

ToGoBOX Inc. ("ToGoBOX") is an online lunch marketplace for corporate employees that offers $1 delivery service born out of Providence, RI in July 2017. Currently located in Providence, ToGoBOX provides lunch delivery service to corporate employees in four major businesses/office properties. ToGoBOX specializes in bulk lunch order delivery service by working mainly with local restaurants and companies with locational disadvantage and operates through its website at www.letstogobox.com. ToGoBOX is developing its mobile application through white label licensing agreement with Crave Food Systems, a software company, and plans to launch the application in April 2019.

Problem

ToGoBOX brings lunch from local restaurant to customer's office for an unrivaled $1 delivery fee, making it the most cost and time effective lunch delivery service provider for corporate employees. Going out for lunch is a dying tradition in the workplace. In 2016, U.S. restaurants experienced the lowest level of lunch traffic in at least last four decades: 433 million fewer visits resulting in $3.2 billion in loss compared to the previous year. The biggest reason why restaurants are failing is the rise of desktop dining culture in the workplace. Nearly two-thirds of professionals eat lunch at their desks; taking time off for lunch has become a sign of idleness. Hence, lunch at work must be fast and close at hand. Most people in the workplace resort to delivery service for lunch but are suffering from accumulating delivery fees since small orders generally have a minimum order and a $2-7 delivery fee. Corporate employees need cheaper and more reliable lunch delivery service; restaurants need more sales. To satisfy the needs on both ends, ToGoBOX has developed an innovative logistics model that enables $1 delivery fee- an unmatched advantage over its competitors.

Mission

ToGoBOX's mission is to cut excessive delivery fees and add convenience, save consumers the trouble of organizing a spontaneous group to order delivery food and make delivery time predictable. From corporate employees (from businesses with agreement), ToGoBOX receives lunch orders until a set cut-off time. Then, by a set pickup time, ToGoBOX delivers all the food to the designated Pick up Location assigned to each company, charging each customer a $1 delivery fee without minimum order constraints.

Sales, Supply Chain & Customer Base

ToGoBOX makes money through delivery. ToGoBOX has two revenue streams: $1 delivery fee and commission fee (no minimum, no markup). For each company/office property, ToGoBOX makes agreement with 4 to 6 local restaurants. When customers from the company/office property makes an order, ToGoBOX charges $1 delivery fee per order from the customers and charges 15-20% commission fee from the restaurants. ToGoBOX targets corporate employees who work in companies/office properties between the size of 100 and 500, primarily with locational disadvantage. ToGoBOX plans to hire a delivery driver for each location. The company plans to deliver to minimum of 4 companies/office properties per city.

Logistics Model

ToGoBOX presents an milk-run inspired many-to-one logistics model that solves the current problem of excessive delivery fees corporate employees pay every day. Conventional one-to-many delivery services cater to individuals, thus requiring a separate trip for each order and a minimum fee of $3. ToGoBOX aggregates orders until a set cut-off time, picks up from each restaurant, and then delivers to designated drop-off locations. This enables dozens of meals to be delivered all in one trip, which allows $1 delivery fee per order. Since no other service can match our $1 delivery fee, ToGoBOX holds a distinct competitive advantage in the market. We believe this provides a unique value proposition to employees faced with excessive delivery fees.

Agreements with Businesses

To execute our many-to-one logistics model, ToGoBOX must acquire drop-off locations. This requires approval from property owners or the managements of the businesses. This poses a major impediment to ToGoBOX's customer acquisition efforts. However, once ToGoBOX acquires a drop-off location, it becomes the dominant platform in the area. With this first player advantage, ToGoBOX builds a loyal customer base, making entry becomes extremely difficult for our competitors.

Market

The online food delivery market size is expected to be over $20 billion by 2025. In

2016, the core addressable restaurant spend in U.S. was $210 billion, of which online food delivery comprised just under 5% at $10 billion. Considering e-commerce and online travel penetration rates at 11% and 36%, online food delivery is still in its nascency. Moreover, two-thirds of online food delivery was attributed to pizza, but demand for other delivery options has been rapidly increasing. Since 2012, delivery traffic excluding pizza has increased over 33%. An increase in a single percentage of penetration rate expands into a $2 billion market opportunity, and demand for delivery other than pizza has shown 3 year CAGR of 10% -- the online food delivery market is brimming with untapped potential.

Competition

ToGoBOX's competitors are other new-delivery platforms that provide delivery to corporate offices and properties. The primary companies in this space are Foodsby and Peach. ToGoBOX's competitive advantage over these companies are more affordable delivery fee ($1) and reliable delivery time (ToGoBOX has a set time it must deliver until). Peach has the most similar business model with ToGoBOX. However, Peach communicates with the customers through text messaging. Text messaging limits the menu and user experience. Unlike Peach, ToGoBOX will have a mobile application with more extensive menus and a convenient user experience. Foodsby is also a lunch delivery platform that targets corporate employees. Similar to ToGoBOX, Foodsby delivers for a maximum delivery fee of $1.99 and no minimum and has a set delivery time. However, delivery time varies by restaurants instead of the offices, a major inconvenience for corporate employees with a busy schedule. Additionally, companies like Fooda, ezCater and LunchOwl provide lunch catering services to corporate offices. However, the catering companies' clients are businesses rather than individual consumers. Therefore, we do not foresee these companies as short-term competition.

Liabilities & Litigation

None.

The team

Officers and directors

Tae Lee	President, CEO, & Director
David Kim	COO & Director
Glenn Jeon	Vice President, CCO, & Director

Tae Lee
A graduate of Rhode Island School of Design (RISD) with a BFA in Architecture (May

2018). Tae is an expert in logistics from his experience as a Supply Sergeant during his time in the military. As a member of World Federation of Overseas Korean Traders Associations (OKTA) with 12,000 members, Tae has participated in projects in the trading industry during summer in 2018 and has a large network with business owners in trade. During his senior year in college, Tae co-founded ToGoBOX Inc. (Aug 2017). with his current partner Glenn Jeon.

David Kim
A Johnson and Wales University graduate with a Bachelor's in Culinary Arts (May 2016). He worked in prominent fine dining restaurants such as Momofuku Ko (2016) and Jean Georges (2017) as a line cook which are currently two Michelin Star restaurants in New York. He has a profound understanding of restaurant operation as well as food quality. He is knowledgable in many cuisines such as Korean, Japanese, Italian and French. David joined ToGoBOX as a General Manager in August 2017 and has been working as COO and co-founder since April 2018.

Glenn Jeon
A graduate of Rhode Island School of Design (RISD) with a BFA in Graphic Design (May 2017). Glenn is an expert in communication design, branding, and advertising from his Graphic Design background. He completed his creative internships at Sephora (2015) and Airbnb (2016), where he picked up the process of solving problems with creative solutions by working closely with directors, designers, engineers, and curators. His works include poster design, building websites, exhibition design, editorial design, event curation, merchandise production, and trends research. Glenn co-founded ToGoBOX Inc. (Aug 2017) with Tae Lee

Number of Employees: 4

Related party transactions

The Company has a loan from shareholders. No payment terms have been set for this loan. The Company received $20,320 in proceeds, for which $1,600 in repayments have been made. Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There is no payment terms have been set for this loan. Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There is no payment terms have been set for this loan but paid on demand.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Innovative Product** ToGoBOX is an innovative product. Regardless of any current perceptions of the market, there is no guarantee that ToGoBOX will gain significant acceptance with companies or properties. There can be long and unexpected delays in certain companies adopting ToGoBOX's platform, if it is adopted.

- **Investments in small businesses and start-up companies are often risky. The stock offered hereby is speculative, involves a high degree of risk and is suitable only for persons who can afford the total loss of their investment.** The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

- **The Company may need additional capital, which may not be available.** The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

- **The Company's growth relies on market acceptance.** While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

- **Illiquid Investment in Common Stock** As an investor in ToGoBOX's company stock, your investment could be illiquid for a long period of time. No public market for the company stock will exist upon consummation of this Offering, nor is a public market likely to develop. Consequently, the company stock may not be sold unless, among other things, itis subsequently registered under the securities act and any applicable state securities laws, or an exemption from such registration is available. For these reasons, an investor will be required to bear the economic risk of loss of its entire investment for an indefinite period of time. This Offering is, therefore, suitable only for persons of adequate means who have no need for liquidity in their investment.

- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and the company has priced the services at a level that allows the company to make a profit and still attract business.

- **Risks of borrowing** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **Hiring Delivery Drivers** One of the short-term risks is that before the Onfleet third-party application (custom navigation system) is implemented to our mobile application, hiring delivery drivers can be very difficult because delivery drivers need training before working. In most cases, a driver does not require any training to do delivery. The navigation system gives an address to pick up food and another to deliver to. However, ToGoBOX's many-to-one logistics model is different. Drivers must have an understanding of the logistics system (the concept of milk-run) first. Then drivers must learn the shortest route to stop by all the restaurants and deliver the orders to a Pick up Location. Delivery drivers may choose not to work for ToGoBOX because of these troubles. This could lead to a situation in which delivery does not happen even after successfully agreements with both company and local restaurants. This could be the greatest obstacle to scaling especially before implementing the Onfleet application to our system.

- **Restaurant Communication** Another short-term risk is that before ToGoBOX contracts with a POS company to send the order tickets, its current labor-intensive communication process could lower the quality of service and slow down expansion. Currently, ToGoBOX distributes a device to each restaurant to send order tickets. However, in the early stage of agreements, restaurants often do not check the device and need reminders via remote alarm or phone call. If ToGoBOX has to remind all the restaurants to check whether they received their order tickets, scaling is impossible. To eliminate this problem, ToGoBOX's tickets must be incorporated into the restaurants' POS system. If mistakes happen frequently because of the communication issue, ToGoBOX will lose its identity as a credible delivery service provider.

- **The Domino Effect** Even after implementing a fully customized Onfleet third-party application and contracting with a fully incorporated POS system, there is an inherent risk to ToGoBOX's delivery service. To reiterate, ToGoBOX's many-to-one logistics model is a delivery method which a driver stops by each restaurant, picks up the orders and drop them off at one location. The inherent risk of such logistics model is that small mistakes have huge consequences, like the Domino Effect. Any small mistakes from both the drivers and the restaurants can delay the delivery. A delay in a single delivery means failing to provide the promised service to dozens of customers. Drivers and restaurants are key factors of service that cannot afford to make mistakes. One error, one negative experience can cost dozens of customers at once. Having a small margin of error during the service is a inherent risk of the business model ToGoBOX must consider.

- **Minimum of 4 Pick-up Locations per City** A critical short-term risk of the business model is that ToGoBOX must make agreements with at least four pick-up locations in order to be sustainable. The monthly cost for the first three months per city is estimated at $17,500. With the same assumption as the revenue model, delivering to four Pick up Locations will generate $17,160 per month. Until ToGoBOX makes agreements with four Pick up Locations, it loses money. Furthermore, from past experience, it takes about three months to reach 8% daily conversion rate. Though we are confident that ToGoBOX will achieve four Pick up Locations per city, especially as ToGoBOX expands and become a key player in the market, the fact that ToGoBOX has a flat profit curve in the early stage of operation per city is an inherent limitation.

- **Heavy Reliance on Key Personnel** One of the strategies to acquire a Pick up Location is to target the building/office coordinators. Having their support have led to successful sales and traction. This is the primary strategy ToGoBOX plans to operate on in the future. However, heavy reliance on key personnel could act as a double-edged-sword. It is difficult to get the contact information of the key personnel of the company as well as the operation managers. Despite the majority of the employees' demand, failure to reach the managements will lead to failure to make agreement. Once we got in touch with the decision makers of the company, none have been difficult to work with since ToGoBOX improves the lunch experience for their employees with no cost on the company's end. However, ToGoBOX is struggling to gain traction in companies where it could not reach the key management personnels.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

- **E-2 Investor Visa** Taegon Lee, CEO, is from South Korea and holds the E-2 Treaty Investors visa which needs to be renewed every two years. The E-2 nonimmigrant classification allows a national of a treaty country (a country with which the United States maintains a treaty of commerce and navigation) to be admitted to the United States when investing a substantial amount of capital in a U.S. business. Please see the link below for detailed information. https://www.uscis.gov/working-united-states/temporary-workers/e-2-treaty-investors

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Taegon Lee, 69.11% ownership, Common Stock
- Ihnwung Jeon, 23.04% ownership, Common Stock

Classes of securities

- Common Stock: 13,022,260

  The Company is authorized to issue up to 15,000,000 shares of common stock. There are a total of 13,022,260 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.0001 par value per share(the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Year ended December 31, 2017

Revenue

Revenue for fiscal year 2017 was $1,579.33, since incorporation in July 2017. ToGoBOX primarily focused on building a platform and acquiring agreements with businesses and restaurants. However, ToGoBOX generated early revenue from customers who registered during our beta service period.

Cost of sales

Cost of sales in 2017 was $5,700 as ToGoBOX was testing the market by offering promotions to potential customers. This investment allowed ToGoBOX to expose its presence in Providence, RI.

Gross Margins

Because ToGoBOX heavily invested in acquiring customers by offering promotions, it had negative gross profit. Based on ToGoBOX's financial model, ToGoBOX generates gross margin of 23.5% on each order when each meal costs $9 with $1 delivery fee charged from ToGoBOX.

Expenses

The Company's expenses consist of, among other things including start-up cost, advertising and marketing and sales expenses, fees for professional services, research and development expenses, food purchases and insurances.

We have not yet generated significant revenues. Since ToGoBOX's launching of its service, ToGoBOX generates roughly around $3,000 in total sales with 23.5% gross margin before any expenses with 200 monthly active users. We do not anticipate to expand our service and generate significant revenue until we have completed the development of our iOS and Android mobile application, which we do not anticipate until January 2019. The business can operate without generating significant revenue up to 12 months. However, if we raise the full amount, we anticipate that we will use this maximum amount within the first 12 months. Financially backed by the majority shareholder/CEO, ToGoBOX has successfully navigated to full App/Web development and user onboarding sustainable cash burn for levels. We foresee that major expenses will involve hiring and development efforts that focus on maximizing on/offline customer experience. However, we do not foresee they are significant enough to put ToGoBOX in financial jeopardy for the next 12 months.

Based on our forecasts, when fully raised, we project that we deliver to more than 4,000 monthly active users in the next 6 months. If we meet this goal, after 6 months, we project total sales of $60,000 per month. The user count will also allow us to secure institutional financing and continue to scale ToGoBOX.

Financial Milestones

The company has built a website platform that is live and fully available to users. Our present operational challenges include a lack of available cash to properly reach our target market areas and to develop a technology to automate the middleware system between users, restaurants, and drivers. The funding being sought in this campaign will ensure that we have adequate liquidity to make agreements with tow businesses or properties each month at an average Cost Per User of <$5 in a 12 months period. The challenge is to find the "sweet spot" of CPU and qualified traffic. We will address this challenge by strategically partnering with chamber of commerce to enable us to narrow our focus. As agreements are acquired, ToGoBOX's marketing plan will be further refined. The company presently has no salary requirements, however, this is expected to change within a 3 - 5 months time frame. As the company attains more traction, salary requirement will grow to include C-Level, technical level and associated staff.

The company is investing for continued growth of the brand and, as a result, is generating sizeable net income losses. Management currently forecasts 2018, 2019, 2020 and 2021 revenues of $35,000, $670,000, $2.7 million, and $5.6 million, respectively, and believes the company will generate positive net income by the beginning of summer 2020. In our initial two years, because we're still expanding, we project our daily conversion rate among registered users to be less than 6%. As we gain more traction, we expect this number to increase to 8%, bringing our revenues to $2.7 million by 2020 and $5.6 million by 2021. Profitability and revenues per customer will increase as we mature while our cost per customer generated will drop.

Operational and liquidity challenges includes various cost of the sales forces such as their salary, travel expenses and cost of training, which are expected to exceed projected gross margin for at least 12-18 months. With continuing expansion and additional 24 agreements with new businesses and properties, we anticipate spending at least $264,000 in operating cost and $515,000 in Cost of Goods (sales) in the first year, $580,000 in operating cost and $2.2 million in Cost of Goods in 2020, and $920,000 in operating cost and $4.7 million in Cost of Goods in 2021 The sales revenues should begin to outperform the costs of operations when 24 agreements are fully operational. We used data from census.gov in order to predict the forecast.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations and advancement of the technology. If the company is successful in this offering, we will likely seek to continue to raise capital under equity offerings, debt issuances, or other methods.This offering maximum will extend the company's runway to February 2020 at which point the company will need an additional cash infusion. Reaching the minimum of this offering will not extend the company's runway and will cause the company to seek other investment either from institutional venture capital firms or using other methods. If institutional venture capital or other capital method is pursued successfully, it is likely that incoming investors will receive preferred equity and voting rights.

Indebtedness

Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There is no payment terms have been set for this loan. Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There is no payment terms have been set for this loan but paid on demand.

Recent offerings of securities

- 2017-08-04, Rule 4(a)(2), 12000000 Common Stock. Use of proceeds: Co-founders' work Involvement. Taegon Lee and Glenn invested into ToGoBOX total of $60,040 to cover start-up cost. - 20%: Cover corporate vehicle financing. - 15%: Salaries and Wages - 10%: Cover Legal & Accounting Fees. - 10%: Office Supplies, Softwares, & Rent - 5%: Insurance - Others such as Advertising, Marketing, Packaging Development, Website Development, Traveling Cost and other Operational Cost.
- 2018-04-18, Rule 4(a)(2), 631580 Common Stock. Use of proceeds: Co-founder's work Involvement.
- 2018-08-18, Rule 701, 390680 Common Stock. Use of proceeds: White Label Licensing Agreement to develop ToGoBOX's IOS and Android mobile Application.

Valuation

$2,604,452.00

ToGoBOX has estimated a $2,604,452.00 pre-money valuation based on assets including fully functional operating website, ongoing development of iOS and Android mobile application and successful operation at current businesses and properties with agreements. ToGoBOX's current valuation is also backed by Gust, a unique global SaaS platform. Gust powers over 2,000 investment organizations in 157 countries, and more than 500,000 early stage ventures in 191 countries have already used the platform to connect and collaborate with over 75,000 accredited investors. Also, Gust SaaS platform is highly sought and used by Harvard Business School Angels. Furthermore, ToGoBOX sees an inflection point in common stock valuation that reflects current user base with the potential to increase quickly. ToGoBOX team is confident to have a usable platform with significant growth projections. ToGoBOX common stock and current valuation represent a finished product primed for growth.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		

StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Software Development	$2,820	$30,174
Working Capital	$2,350	$25,145
Pick up Location & Restaurant Management	$1,880	$20,116
Operation	$1,410	$15,087
Legal & Accounting	$940	$10,058
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

- As ToGoBOX projects to launch its mobile application in January, we will anticipate spending approximately 30% of the proceeds for this purpose.
- Restaurant and Pick up Location Management 20% of the net proceeds will be used to invest in equipment such as tablets and other supplies for restaurants and Pick up Locations.
- 20% of the net proceeds will be used to cover legal and accounting services.
- Operational cost and working capital will make up the remaining 40%

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.letstogobox.com/annualreport/ in the Blog section labeled "Annual Report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
ToGoBOX Inc.

[See attached]

I, _____Taegon Lee_____ , the President of ToGoBOX Inc., hereby certify that the financial statements of ToGoBOX Inc. and notes thereto for the periods ending January 01, 2017 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $1,579; taxable income of -$73,752 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the October 28th 2018.

_____ (Signature)

_____President_____ (Title)

_____October 28, 2018_____ (Date)

TOGOBOX INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017

ToGoBOX Inc.
Index to Financial Statements
(unaudited)

ToGoBOX Inc.
Balance Sheet
As of December 31, 2017

	Total
ASSETS	
Current Assets	
Bank Accounts	
Small business checking (ing)	11,634.72
Total Bank Accounts	**$ 11,634.72**
Total Current Assets	**$ 11,634.72**
Fixed Assets	
Accumulated Depreciation	-1,417.74
Automobile-2017 Ford	44,532.60
Total Fixed Assets	**$ 43,114.86**
Other Assets	
Security Deposits	655.00
Total Other Assets	**$ 655.00**
TOTAL ASSETS	**$ 55,404.58**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Auto Loan	31,448.18
Total Long-Term Liabilities	**$ 31,448.18**
Total Liabilities	**$ 31,448.18**
Equity	
Common Stock	60,040.00
Retained Earnings	0.00
Net Income	-36,083.60
Total Equity	**$ 23,956.40**
TOTAL LIABILITIES AND EQUITY	**$ 55,404.58**

ToGoBOX Inc.
Profit and Loss
January - December 2017

	Total
Income	
Sales	1,179.33
Sales of Product Income	400.00
Total Income	**$ 1,579.33**
Gross Profit	**$ 1,579.33**
Expenses	
Advertising & Marketing	1,367.68
Bank Charges & Fees	100.00
Depreciation Expense	1,417.74
Food Purchases from Restaurants	5,700.00
Food Research	1,908.86
Insurance	5,570.00
Internet Expense	572.71
Legal & Professional Services	4,183.02
Meals & Entertainment	388.39
Office Supplies & Software	6,467.39
Other Business Expenses	330.10
Parking	17.50
Rent & Lease	1,615.55
Salaries and Wages	7,688.35
Taxes & Licenses	10.00
Travel	194.51
Utilities	121.53
Website	9.60
Total Expenses	**$ 37,662.93**
Net Operating Income	**-$ 36,083.60**
Net Income	**-$ 36,083.60**

ToGoBOX Inc.

Balance Sheet

As of December 31, 2017

| | Common stock | | Additional Paid-in | Accumulated | |
	Shares	Amount	Capital	Deficit	Total
Inception	-	$ -	$ -	$ -	$ -
Issuance of founders stock	12,000,000	-	60,040	-	$ 60,040.00
Shares issued for services	-	-	-	-	$ -
Contributed capital	-	-	-	-	$ -
Net income (loss)	-	-	-	(36,084)	$ (36,083.60)
December 31, 2017	12,000,000	$ -	$ 60,040	$ (36,084)	$ 23,956

ToGoBOX Inc.
Statement of Cash Flows
January - December 2017

	Total
OPERATING ACTIVITIES	
Net Income	-36,083.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated Depreciation	1,417.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 1,417.74**
Net cash provided by operating activities	**-$ 34,665.86**
INVESTING ACTIVITIES	
Automobile-2017 Ford	-44,532.60
Security Deposits	-655.00
Net cash provided by investing activities	**-$ 45,187.60**
FINANCING ACTIVITIES	
Auto Loan	31,448.18
Common Stock	60,040.00
Net cash provided by financing activities	**$ 91,488.18**
Net cash increase for period	**$ 11,634.72**
Cash at end of period	**$ 11,634.72**

NOTE 1 – NATURE OF OPERATIONS

ToGoBOX Inc. was formed on July 31. 2017 ("Inception") in the State of Rhode Island. The financial statements of ToGoBOX Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Providence, Rhode Island.

ToGoBOX Inc. ("ToGoBOX") is an online lunch marketplace for corporate employees that offers $1 delivery service born out of Providence, RI in July 2017. Currently located in Providence, ToGoBOX provides lunch delivery service to corporate employees in three major businesses/office properties. ToGoBOX specializes in bulk lunch order delivery service by partnering mainly with local restaurants and companies with locational disadvantage and operates through its website at www.letstogobox.com.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from sales of meals when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and RI state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – INDEBTEDNESS

Taegon Lee, President, CEO, and Director, is a beneficial owner of the company and has lent the company $18,000. There is no payment terms have been set for this loan.

Ihnwung Jeon, Vice President, CCO, and Director, is a beneficial owner of the company and has lent the company $2,320, for which $1,600 in repayments have been made. There is no payment terms have been set for this loan but paid on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 15,000,000 shares of our common stock with par value of $0.0001. As of October 28, 2018 the company has currently issued 13,022,260 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a loan from shareholders. No payment terms have been set for this loan. The Company received $20,320 in proceeds, for which $1,600 in repayments have been made.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through October 27, 2018, the issuance date of these financial statements. The company has issued Bo Hyun Kim 631,580 shares, co-founder and COO of the company on April 19, 2018 resulting in Bo Hyun Kim owning 5% of the outstanding shares of the company. The company has issued Crave Food Systems 390,680 on October 12, 2018 resulting in Crave Food Systems owning 3% of the outstanding shares of the company when landed a deal with Crave Food Systems to build the company's mobile application.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Blake A. ▾

ToGoBOX is pending **StartEngine Approval.**



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Investors
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Raised of $10K - $107K goal
ToGoBOX
ToGoBOX
Online Lunch Marketplace, Curated Meals
Small OPO Providence, RI Consumer Products Accepting International Investment

Overview Team Terms Updates Comments Share

If you are the type of person who likes to have total control over every minute of your TIME, We have a product for you.





ToGoBOX Pickup here!
HUMBLE



Menu for this week!

ToGoBOX Is the TIME for Busy Individuals

Invest in **ToGoBOX**

In 2016, U.S. restaurants experienced the lowest level of lunch traffic in the last four decades: **433 million fewer visits resulting in $3.2 billion in lost businesses compared to the previous year**.

By the end of 2021, the projected gross food sales through online delivery platforms is $21.6 billion.

The biggest reason why restaurants are losing customers during lunchtime is the rise of desktop dining culture in the workplace: **nearly two-thirds of business professionals eat lunch at their desks. Most people in the workplace resort to delivery service for lunch but are suffering from accumulating delivery fees** and **unreliable delivery time**.

Introducing ToGoBOX, the breakthrough in lunch culture.

ToGoBOX presents a *milk-run* inspired many-to-one logistics model that solves the current problem of excessive delivery fees. Customers place orders from ToGoBOX online until a set cut-off time. Then ToGoBOX picks up food from each restaurant and delivers to the customers' offices. This enables dozens of meals to be delivered all in one trip, which allows **$1 delivery fee per order.**

ToGoBOX delivers all the food to the designated *Pick up Locations* assigned to each company/property, charging each customer $1 delivery fee without minimum order constraints. ToGoBOX's target customers are employees of company between the size of 100 and 500 in the U.S., primarily with locational disadvantage.

Now some 62 percent of professionals say they typically eat lunch at their desks, a phenomenon that social scientists have begun calling "desktop dining."

— The New York Times

Together, Let's Make a Change For Good

Delivery for Busy Employees



The Offering

Investment

$0.20/share of Common Stock

When you invest you are betting the company's future equity value will exceed $2.7M.

Proceeds from this fundraise go directly to the expansion and the platform development of ToGoBOX.

ToGoBOX will expand to other cities in Rhode Island and Massachusetts using these funds.
ToGoBOX is developing and will launch its mobile application in the next 6 months using this fund.
ToGoBOX will create a driver network using these funds.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

ToGoBOX is *Lunchtime* Culture

ToGoBOX is Unparalleled

Cost + Time Efficient

ToGoBOX is validated and relied on daily by doctors, nurses, engineers, technicians, and other employees from more than a dozen businesses.



Pick



Pay



Pick Up





  

We curate daily menu from multicultural restaurants and customers may PICK their favorite tastes of lunch.

We offer "gathering" not "catering" option to provide diversity if they may want to have lunch with colleagues with different tastes.

ToGoBOX is different: with agreements with businesses/properties, ToGoBOX is granted a space at a table or island to drop off the meals where employees/tenants can freely Pick Up their orders.

ToGoBOX has set arrival times (Pick up times) which may vary by the businesses/properties' lunchtime.

One to Many Model (Traditional Delivery Logistics)



High Delivery Fee
Inefficient Cost & Time

Many to One Model (ToGoBOX Delivery Logistics)



Delivered to Office
Carpooling of Delivery
$1 Delivery Fee / Order

Milk Run on Restaurant
Bulk Orders
One Route & One Driver

We deliver our Customers Multicultural Meals All at Once

The traditional delivery services cater to individuals, thus requiring a separate trip for each order. ToGoBOX calls such model the one-to-many model. Because each customer is responsible a trip, the delivery fee is relatively high. UberEats charges a $4.99 flat fee for delivery, although it recently decided to vary the fee based on distance. DoorDash delivery fee range from $0.99 to $7.99 on top of a 7% to 15% service fee. GrubHub for Work charges a standard $9.99 delivery fee and requires a $50 minimum.

ToGoBOX brings down the cost of delivery to $1 by implementing the many-to-one logistics model. The many-to-one logistics model is inspired by *milk-run*, traveling minimum distance and carry the maximum load to ensure the most effective transportation with the least cost. Milk-run is mostly applied in situations where the load is scattered in many different places and in smaller units, where carrying from each center individually would be very expensive. Hence, the many-to-one logistics model does not suit individual delivery. However, for corporate offices where bulk orders are made daily, it works perfectly.

ToGoBOX is Developing a Lunch Marketplace

We build sublime User Interface for our Lunch Marketplace








Multicultural Daily Menu | **Agreement with Major Properties and Businesses** | **Milk Run** | **Low Service Fee** | **Individually Packed Lunch** | **Order Process with Just 3 clicks**

- $1 Delivery Fee
- Delivered right to your office
- Delivered by a designated Pick up time

- No Minimum and Markup
- Average Meal Price of $8 - $12
- Food is delivered within 30 minutes of cooking.

Development Stage

ToGoBOX operates through www.letstogobox.com and provides services to four locations including Verizon and Virgin Pulse in



services to **four locations including Verizon and Virgin Pulse** in Providence, RI. ToGoBOX 's website is fully functioning, and, currently, all orders are processed through our website. ToGoBOX is developing its mobile application. The mobile application will be developed by Crave Food Systems (developed in a licensing agreement with CFS), a software company, and is expected to be completed by **January 2019.** On our website and mobile application, customers can set their location, pick their own taste from multiple different restaurants, and pay online (all in 3 clicks). In the last 6 months, ToGoBOX made over **2500 deliveries** to over **300 active customers** in Providence, RI



Key Customers

Used by Fabulous Companies/Property in the City





Corporates that care about the working environment for employees have joined with ToGoBOX to build our lunchtime culture together.
Curated daily meals allow employees to enjoy their own tastes whether they eat alone or with their colleagues.

Virgin Pulse



Rajiv Kumar
President and CMO, Virgin Pulse

"As a company in hyper-growth mode, our employees are working hard throughout the day. With meetings and deadlines abound, often we can't afford to venture out of the office in search of lunch. ToGoBOX solves this problem in an almost magical way. Every morning, dozens of our employees pick a meal from a delicious menu and a few hours later it appears, at the same time in the same place every day, just steps away from our desks. We save time and eat great food!"

100 Westminster



Holly Regoli
Property Manager, Paolino Properties

"With this fast and convenient service, I would definitely recommend to property managers who especially might not have a restaurant in the building or a lot of food choices for their tenants."



Local Restaurants, Local Family

Partnership - Quality and Trust



Healthy Bond with each Customer



Accomplishments

ToGoBOX is Growing



80%





Mobile Application Deal with Crave Food Systems

One of the best accomplishments of ToGoBOX is landing a deal with Crave Food Systems to build its mobile application. Initially, ToGoBOX planned to build its mobile application in 2021, with an estimated cost of over $150,000. However, ToGoBOX expects to have its mobile application up and running by early 2019. This will allow ToGoBOX to save tremendous costs and expedite expansion to other cities 2 years earlier than planned.

Nearly 80% Recurring Rate

ToGoBOX currently delivers to three Pick up Locations: a tech company, a hospital and an office property. With over 300 active users, ToGoBOX has an 80% recurring customer rate. According to Alex Schultz, VP of Growth at Facebook, customer retention is the single most important metric to assess product/market fit, and a 20-30% repurchase rate is a good number for eCommerce. Though online food delivery is a different industry, we believe an 80% repurchase rate is a sign that ToGoBOX's service is a great market fit.

30% Monthly Increase in Registered Users & 16% Monthly Increase in Total Orders

ToGoBOX started to acquire customers in April 2018. Disregarding the first month of operation, from May through September, ToGoBOX has achieved 30% monthly growth in registered users from 130 to 330 and a 16% monthly growth in total orders from 200 to 320.

Online Food Delivery Market is Growing by $Billions

Food Delivery Sales will More than Double in THREE years.

"Delivery traffic outside of pizza is growing strongly, **up by 33 percent since 2012**"

NPD Group

"Online Food Delivery Revenue is expected to show an **annual growth rate of 7.5%**, resulting in a **market volume of $24B by 2023.**"

Statista

62 % of professionals say they typically eat **lunch at their desks"**

New York Times

Market and Industry

Online Food Delivery Market is still in its Nascency



*Morgan Stanley

The Online food delivery platform is projected to grow to be a $21.6 billion industry by the end of 2021. There are two tiers of online food delivery platforms, aggregators and new-delivery. **New-delivery** is the emerging disruptor in the market, with its addressable market expected to reach **$23 billion by 2025.** As online food delivery becomes more universal, demand for diverse and healthy menu is increasing. On the other hand, the restaurant industry is losing customers especially during **lunchtime** recording the lowest level of lunch traffic in over 40 years. Such slowing down of lunch traffic seems to be due to demand for a more affordable and convenient lunch, supported by the rising lunch traffic in convenience stores, and rising desktop dining culture in the workplace.

---

27 million Full-Time Employees in U.S.A.

ToGoBOX's primary target customers are employees of companies between the size of 100 and 500, primarily with locational disadvantage. Companies with fewer than 100 employees are not fit for ToGoBOX's logistics system that assumes bulk-order; companies with more than 500 employees generally have cafeterias of their own. In U.S.A.. There are approximately 78,000 businesses in the metro area and 19,000 businesses in non-metro area between the size of **100 and 500 employees.**

ToGoBOX plans to operate in metro area only; we estimate that the serviceable available market is $5.2 billion. Companies located in **suburban** areas and **industrial parks** are ToGoBOX's **primary target**. Any local companies, properties, warehouses, hospitals, universities (labs, studios, etc) with poor access to restaurants or cafeterias are ToGoBOX's target market. We plan to capture **5%** of the market; we estimate the serviceable obtainable market is **$258 million.** Within five years of operation, ToGoBOX looks to work with **293** companies in more than **60 cities** in the U.S.. The target market size ToGoBOX plans to capture in the next five years is **$13.5 million.**

Total Addressable Market
$74B / yr
27 million full-time employees
-Statista 2017



ToGoBOX Milestone

Join the Movement for Building Ecosystem

Anticipated Projection





	2018	2019	2020	2021	2022	2023
	Rhode Island	**Rhode Island**	**Massachusetts**	**New York**	**Virginia**	**East Coast**
	Providence	Warwick	Conneticut	New Jersey	Alabama	
	East Providence	**Massachusetts**		Delaware	Georgia	
		Franklin		**Minnesota**	North/South	
		Taunton			Carolina	
		Framingham				

- ToGoBOX plans to have $673,920 revenue in 2019 with operating costs of $264,807.
- ToGoBOX plans to have $2,730,077 revenue in 2020 with operating costs of $626,485.
- ToGoBOX plans to have $5,652,319 revenue in 2021 with operating costs of $1,012,547.
- ToGoBOX plans to have $10,383,569 revenue in 2022 with operating costs of $1,648,086.
- ToGoBOX plans to have $17,341,289 revenue in 2022 with operating costs of $2,253,149.

Competitive Advantage

ToGoBOX's competitors are other new-delivery platforms that provide delivery to corporate offices and properties. The primary companies in this space are Foodsby and Peach.

Peach
Peach has the most similar business model with ToGoBOX. Peach targets corporate employees and delivers bulk lunch to the office by a promised time. However, there are some differences. First, Peach communicates with the customers through text messaging. Text messaging limits the menu and user experience. Unlike Peach, ToGoBOX will have a mobile application with more extensive menus and a convenient user experience. Second, Peach reports that the average delivery time to complete a route is 60 minutes on average. For each Pick up Location, ToGoBOX selects restaurants such that the average delivery time to complete a route is 30 minutes. The shorter delivery time ToGoBOX offers through careful planning allows food to be delivered fresher and hotter.

Foodsby
Foodsby is also a lunch delivery platform that targets corporate employees. Similar to ToGoBOX, Foodsby delivers for a maximum delivery fee of $1.99 and no minimum and has a set delivery time. However, delivery time varies by restaurants instead of the offices, a major inconvenience for corporate employees with a busy schedule.

Lunch Catering Platforms
Additionally, companies like Fooda, ezCater and LunchOwl provide lunch catering services to corporate offices. However, the catering companies' clients are businesses rather than individual consumers. Therefore, we do not foresee these companies as short-term competition.

Invest in Our Company Today!

Local farm, local restaurants, LOCAL is the new trend.

ToGoBOX delivers from scalable local restaurant ecosystem for corporates in the U.S.. ToGoBOX strives to lead in lunchtime culture for individuals, contribute to meet individual's tastes, and curate proper meals with fresh ingredients.

Our Mission
1. Allow local restaurants to strive in the ecosystem with businesses.
2. Be community driven by establishing a network through food to keep resources local and enhance its economy.
3. Assist corporate employees with benefits and convenience to save daily expenses and stay productive.

We want our investors to be our customers and partners. Our ultimate goal is to provide our service to your workplace in the near future. Join











us in our efforts to pave the way to our new lunchtime culture.

- Team ToGoBOX

March 2017

Beta Launch

Rooted from Rhode Island School of Design, ToGoBOX launched its beta on a Facebook page, receiving orders through comments and Venmo.

August 2017

ToGoBOX

Incorporation

As beta succeeded in RISD and saw a great potential in corporate offices, ToGoBOX incorporated on Aug 4, 2017.

March 2018

ToGoBOX Launch

Started operating and delivering to two Pick up Locations, Virgin Pulse and Brown Medicine, in Providence, Rhode Island

August 2018

Third Pick up Location

ToGoBOX added a third Pick up Location with more than 500 tenants in the center of Downtown Providence, RI

November 2018

Fourth Pick up Location

ToGoBOX has secured an agreement with Verizon.

November 2018

Launched on StartEngine

Now YOU can own a part of our company!

January 2019

ToGoBOX Mobile Application Launch

Getting ready to scale. ToGoBOX is launching its Android and Ios mobile applications through its partnership with Crave Food Systems. (ANTICIPATED)

March 2019

Expansion to Massachusetts

(ANTICIPATED)

June 2019

Expansion to Connecticut

(ANTICIPATED)

In the Press

Providence Journal

SHOW MORE

Meet Our Team

ToGoBOX
ToGoBOX

Tae Lee

President, CEO, & Director

A graduate of Rhode Island School of Design (RISD) with a BFA in Architecture (May 2018). Tae is an expert in

Glenn Jeon

Vice President, CCO, & Director

A graduate of Rhode Island School of Design (RISD) with a BFA in Graphic Design (May 2017). Glenn is an expert

David Kim

COO & Director

A Johnson and Wales University graduate with a Bachelor's in Culinary Arts (May 2016). He worked in

logistics from his experience as a Supply Sergeant during his time in the military. As a member of World Federation of Overseas Korean Traders Associations (OKTA) with 12,000 members, Tae has participated in projects in the trading industry during summer in 2018 and has a large network with business owners in trade. During his senior year in college, Tae co-founded ToGoBOX Inc. (Aug 2017). with his current partner Glenn Jeon.



in communication design, branding, and advertising from his Graphic Design background. He completed his creative internships at Sephora (2015) and Airbnb (2016), where he picked up the process of solving problems with creative solutions by working closely with directors, designers, engineers, and curators. His works include poster design, building websites, exhibition design, editorial design, event curation, merchandise production, and trends research. Glenn co-founded ToGoBOX Inc. (Aug 2017) with Tae Lee



prominent fine dining restaurants such as Momofuku Ko (2016) and Jean Georges (2017) as a line cook which are currently two Michelin Star restaurants in New York. He has a profound understanding of restaurant operation as well as food quality. He is knowledgable in many cuisines such as Korean, Japanese, Italian and French. David joined ToGoBOX as a General Manager in August 2017 and has been working as COO and co-founder since April 2018.





Hyunjoon Lee
Data Scientist

A graduate of Brown University with BS in Computer Science, Data Analyst from Brown University Department of Public Health in Behavioral Sciences (2018). Before joining ToGoBOX, Hyunjoon was a researcher at Brown University in both the Computer Science and Public Health departments, specializing in statistical programming and machine learning. He has expertise in SQL, Python and R. Hyunjoon has experience in writing business plans and conducting market research for two startups, A2Z Flight Solutions (a commercial drone manufacturing project with an engineer at DJI) and Tink Knit (a non-profit clothing company that sells hand knitted products made by single mothers in Rhode Island). Hyunjoon joined ToGoBOX as a data scientist in August 2018.





Paul Olean
VMS Mentor

Founder of Olean Strategic Consulting (full-time) and Volunteer Executive Director at Venture Mentoring Service of Rhode Island. (part-time)





Dennis Corain
VMS Mentor

Director Alliances and Partnerships at Dassault Systemes SIMULIA (full-time)





Tuni Schartner
VMS Mentor

Director of Entrepreneurship & Innovation at Innovate Newport (full-time)





Matt Tortora
Advisor

Co-Founder & CEO-Crave Food Systems Corporation - Full Time





Will Araújo
Advisor

Co-founder & COO at Crave Food Systems - Full Time



Offering Summary

Maximum 535,000* shares of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 50,000 shares of Common Stock ($10,000)

Company	ToGoBOX Inc.
Corporate Address	10 Dorrance St, Suite 700, Providence RI 02903
Description of Business	Online Lunch Marketplace for Corporate Employees
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.20
Minimum Investment Amount (per investor)	$500 Minimum Investment

The 10% Bonus for StartEngine Shareholders

ToGoBOX Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 500 shares of Common Stock at $0.20 / share, you will receive 50 Common Stock bonus shares, meaning you'll own 550 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings





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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Everyone who works in the office knows the struggle of what to get for lunch. It's a daily issue. Hi, my name is Lexi. I work at Virgin Pulse in Providence, Rhode Island and I'm a manager of workplace culture and operations. Here at Virgin Pulse, we've been using ToGoBOX for about six months. We've loved it from the start and it's only gotten better since then. Ordering ToGoBOX is super simple. First, you just create an account just your name and email address, then you choose what you want to eat. The menu changes every day. There's always options from salads to pizza to sushi to poke-bowls, whatever you want. You choose what you want, place it in your bag, pay online and know that the food will be delivered hot and fresh right at 12:30 p.m.. Oh!, looks like people are picking up right now. The great thing about ToGoBOX is that they just make it so simple, they have just a $1 delivery fee and no minimums which is amazing. ToGoBOX offers a huge variety of items super healthy, some little more indulgent. You know, you need, you need both to have a good life so we're excited about that it doesn't matter one person places an order or 40 people place an order everything will be here fresh hot and right on time.

I was an architecture student working in the studio all day, I had no choice but to order food. Every meal, I had to find other people in the studio who also wanted to split the delivery fee. One day I said, am I the only one going through this? There's got to be an easier way. So after extensive research, I learned that this was an universal problem in the workplace and came up with a milk run inspired logistic system which I learned during my time in the Army as a supply sergeant and started ToGoBOX to solve it. Traditional delivery system is the one-to-many model where each restaurant delivers to customers to different locations. Delivery fee is usually high when a customer is responsible for one trip. Inspired by milk run, we flipped the traditional system into many-to-one model where orders from multiple restaurants are delivered to one drop-off location in one trip. Therefore, all customers are responsible for a trip. We provide $1 delivery service to all. That's the innovation we are bringing to the market. Who is our customer? They are people in the workplace who have limited time and options to access local restaurants within a given lunch time. These people don't have much other options to order food but are always trapped into paying extra because of minimum orders and delivery fee, which by the way, is not trivial amount when daily accumulated. Over a year, we learned a great deal about what to do and what not to do. We talked to our customers and learned that they love us. They rely on our daily service to manage their lunch-time, and most importantly, find us the most convenient. Why invest with us? we know how to scale, we know how to approach potential businesses, and offer irresistible employee benefits for them. We want our investors to also be our customers and that's why we decided to crowdfund ToGoBOX.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.